

October 30, 2006

Via U.S. Mail

John S. Foster
Chairman and Chief Executive Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA 93117

RE: **Innovative Micro Technology, Inc.**
Amendment No. 2 to Schedule 14C filed on October 13, 2006
File No. 001-06635

Amendment No. 2 to Schedule 13E-3 filed on October 13, 2006
File No. 005-00002-70

Dear Mr. Foster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement

Summary of Terms of Reverse/Forward Stock Split, page 8

1.   We note your response to prior comment 2 and your indication that Miramar Venture Partners, L.P., who has Board observer rights, was present at various discussions of the Company's Board of Directors (the "Board") to consider methods of maximizing shareholder value (including "potential strategies to

improve the Company's financial performance…") and obtained the consents of certain stockholders in favor of the going private transaction. Please elaborate upon your response by providing us with additional detail regarding the role that Miramar played. Specifically, when did Miramar first participate in discussions with the Board about going private and what was discussed (i.e. why did Miramar believe that going private would be in the best interests of the Company's stockholders)? You mention that Miramar had no involvement in the evaluation process that the Special Committee undertook, however, it would appear that Miramar had some input, at least initially, as to whether and in what format the going private transaction should proceed. To give us greater context as to Miramar's role, please also generally describe how Miramar came to have Board observer rights and what other access Miramar might have to management. Finally, please tell us how it came about that Miramar obtained the consents of the other stockholders. Did they pursue these consents on their own accord? If so, why? Do they have any relationship with the stockholders from whom they obtained consents? Do those stockholders have board observer rights and, if so, were they present at the same meetings that Miramar attended? Please advise.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3264 with any questions. You may also reach me by facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile (213) 443-2750:

David I. Sunkin, Esq.
Sheppard Mullin Richter & Hampton LLP